United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of June 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2

Date of Material Change

The material change occurred on May 29, 2009.

Item 3

News Release

A News Release was disseminated by CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on June 3, 2009.

Item 4

Summary of Material Change

On May 29, 2009, Minera Andes Inc. (the “Corporation” or “Minera Andes”) through a subsidiary delivered an earn-in notice to Xstrata Copper to exercise its option to acquire a 100 percent interest in the Los Azules Copper Project (the “Project”) located in the San Juan Province of western central Argentina, subject to the right of Xstrata Copper to back-in to the Project for a 51% interest.  The notice was delivered pursuant to the Los Azules Option Agreement between Minera Andes and certain of its subsidiaries and Xstrata Copper, one of the commodity business units within Xstrata plc (London Stock Exchange: XTA.L and Zurich Stock Exchange: XTRZn.S), and its subsidiary, on the Project.

Item 5.1

Full Description of Material Change

By Minera Andes exercising its earn-in option on May 29, 2009, Xstrata Copper has 90 days to notify Minera Andes whether it intends to exercise its right to back-in to the Project for a 51% interest (the “Back-in Right”) under the Los Azules Option Agreement, as amended.  After delivery of such back-in notice, in order to complete the Back-in Right, Xstrata Copper must pay to a subsidiary of Minera Andes within 90 days after delivery of such notice 300% of the direct expenditures incurred by Minera Andes and its affiliates on the Project area since November 25, 2005, and assume operational control and responsibility of the Project within 120 days of such notice.  Xstrata Copper will also be required to produce a bankable feasibility study in conformity with the standards set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators (“NI 43-101”) within 5 years of such notice.

The Project area contains a copper deposit situated on adjoining properties that straddle a large copper porphyry system, which was the subject of a recent NI 43-101 technical report and scoping study containing an inferred mineral resource estimate of 922 million tonnes of 0.55 % copper. The deposit as currently defined is open in several directions, and further drilling will be required to fully define the limits of the mineralization, especially along the strike to the north and at depth where many of the drill holes have bottomed in copper mineralization.

Los Azules Option Agreement Details

The Project is an exploration project comprised of properties owned by Andes Corporacion Minera S.A. (“Andes’), an indirect wholly-owned subsidiary of Minera Andes (the “Andes Properties”) and adjoining properties held by MIM Argentina Exploraciones S.A. for Xstrata Copper (“MIM” and the “MIM Properties”).  The Project is subject to the Los Azules Option Agreement dated November 2, 2007, as amended.  The Los Azules Option Agreement was amended pursuant to an assignment and amending agreement dated as of May 15, 2009 (fully signed May 26, 2009) pursuant to which Minera Andes S.A. (original signatory under the Los Azules Option Agreement) assigned its rights under the agreement to Los Azules Mining Inc. (“LAMI”), an indirect subsidiary of Minera Andes and transferred property rights it held to Andes. Under the Los Azules Option Agreement, LAMI, has earned a 100% interest in the MIM Properties and MIM is now required under the terms of the Los Azules Option Agreement, to transfer the MIM Properties to Andes which Andes will hold together with the Andes Properties (the “Combined Property”).

Certain of the MIM Properties are subject to an underlying option agreement, which is the subject of a dispute between Xstrata Copper, as option holder, and Solitario Argentina S.A. (“Solitario”), as the grantor of that option and the holder of a back-in right of up to 25%, exercisable upon the satisfaction of certain conditions, within 36 months after the exercise of the option by Xstrata Copper.  The dispute surrounds the validity of a 36 month restriction on a back-in-right held by Solitario.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President and Chief Executive Officer at (509) 921-7322.

Item 9

Date of Report

June 8, 2009

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES DELIVERY OF EARN-IN NOTICE

UNDER OPTION AGREEMENT AT LOS AZULES COPPER PROJECT

SPOKANE, WA––June 03, 2009–– Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce the earn-in notice has been delivered to exercise its option to acquire a 100 percent interest in the Los Azules Copper Project (the “Project”) located in the San Juan Province of western central Argentina, subject to the right of Xstrata Copper to back-in to the Project for a 51% interest.  The notice was delivered pursuant to the Los Azules Option Agreement between Minera Andes and certain of its subsidiaries and Xstrata Copper, one of the commodity business units within Xstrata plc (London Stock Exchange: XTA.L and Zurich Stock Exchange: XTRZn.S), and its subsidiary, on the Project.

By Minera Andes exercising its earn-in option on May 29, 2009, Xstrata Copper has 90 days to notify Minera Andes whether it intends to exercise its right to back-in to the Project for a 51% interest (the “Back-in Right”) under the Los Azules Option Agreement.  After delivery of such back-in notice, in order to complete the Back-in Right, Xstrata Copper must pay to a subsidiary of Minera Andes within 90 days after delivery of such notice 300% of the direct expenditures incurred by Minera Andes and its affiliates on the Project area since November 25, 2005, and assume operational control and responsibility of the Project within 120 days of such notice.  Xstrata Copper will also be required to produce a bankable feasibility study in conformity with the standards set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators (“NI 43-101”) within 5 years of such notice.

The Project area contains a copper deposit situated on adjoining properties that straddle a large copper porphyry system, which was the subject of a recent NI 43-101 technical report and scoping study containing an inferred mineral resource estimate of 922 million tonnes of 0.55 % copper. The deposit as currently defined is open in several directions, and further drilling will be required to fully define the limits of the mineralization, especially along the strike to the north and at depth where many of the drill holes have bottomed in copper mineralization.

Los Azules Option Agreement Details

The Project is an exploration project comprised of properties owned by Andes Corporacion Minera S.A. (“Andes’), an indirect wholly-owned subsidiary of Minera Andes (the “Andes Properties”) and adjoining properties held by MIM Argentina Exploraciones S.A. for Xstrata Copper (“MIM” and the “MIM Properties”).  The Project is subject to the Los Azules Option Agreement dated November 2, 2007, as amended.  Under the Los Azules Option Agreement, Los Azules Mining Inc. (“LAMI”), a indirect subsidiary of Minera Andes, has earned a 100% interest in the MIM Properties and MIM is now required under the terms of the Los Azules Option Agreement, to transfer the MIM Properties to Andes which Andes will hold together with the Andes Properties (the “Combined Property”).

Certain of the MIM Properties are subject to an underlying option agreement, which is the subject of a dispute between Xstrata Copper, as option holder, and Solitario Argentina S.A. (“Solitario”), as the grantor of that option and the holder of a back-in right of up to 25%, exercisable upon the satisfaction of certain conditions, within 36 months after the exercise of the option by Xstrata Copper.  The dispute surrounds the validity of a 36 month restriction on a back-in-right held by Solitario.

About Minera Andes

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina. The producing San José silver/gold mine is 49% owned by Minera Andes through a joint venture. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a scoping study has been completed. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 230,538,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the price of gold, silver, copper and other base metals, operating and capital costs, production estimates, and estimation of mineral reserves.

In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper, anticipated costs and expenditures, future production and recovery and that there is no unanticipated fluctuation in interest rates and foreign exchange rates.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results, to be materially different from that expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things, declines in the price of gold, silver, copper and other base metals, the outcome of the Solitario Claim, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and  regulatory risks.

Readers should not place undue reliance on forward-looking statements or information.  We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law.  See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information.  All forward-looking statements and information made in this news release are qualified by this cautionary statement.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this news release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements. U.S. Investors are urged to consider closely the disclosure in our Form File No. 40F, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chief Executive Officer

Dated:  June 8, 2009